FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM_____________________________TO________________________

Commission file number 1-7910

A.    Full Title of the Plan

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

B.    Exact Name of Issuer of the Securities held pursuant to the Plan

TOSCO CORPORATION

NEVADA (State or other jurisdiction of incorporation or organization)	95-1865716 (I.R.S. Employer Identification No.)

1700 EAST PUTNAM AVENUE SUITE 500 OLD GREENWICH, CONNECTICUT (Address of principal executive offices)	06870 (Zip Code)

Registrant's telephone number, including area code: (203) 698-7500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X  Yes   ___ No

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2000 AND 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 2000

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page(s)

Report of Independent Accountants Financial Statements:	1

Statements of Net Assets Available for Benefits with Fund Information as of
December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits with Fund
Information for the year ended December 31, 2000

Notes to Financial Statements	2 - 3 4 - 5 6 - 10

Supplemental Schedule:*

Schedule of Assets Held for Investment Purposes as of December 31, 2000	11

Consent of Independent Accountants Signatures	12 13

*	Other schedules required by the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted as they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator
Tosco Corporation Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information are the responsibility of the Plan’s management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona
June 26, 2001

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 2000 AND 1999

                                                                  Participant Directed
                               --------------------------------------------------------------------------
                                 Vanguard     Collective   Growth and     Tosco     Phillips
                                Mutual Funds    Income      Income        Stock     Petroleum     Loan
                                 (Page 3)        Fund        Fund         Fund      Stock Fund    Fund       Total

        DECEMBER 31, 2000
Investments at fair value:
  Mutual funds                  $293,811,706  $      -    $ 5,715,101 $     -      $     -    $    -     $299,526,807
  Common or collective
    trust fund                                 39,889,398                                                 39,889,398
  Common stock                                                         62,431,450  2,820,411              65,251,861
  Loans to participants                                                                       7,442,747    7,442,747
                                ------------  -----------  ----------  ----------  --------- ---------   -----------
Total investments                293,811,706   39,889,398   5,715,101  62,431,450  2,820,411  7,442,747  412,110,813

Receivables                           19,861        1,283         567       2,591        -         -          24,302
                                ------------  -----------  ----------  ----------  ---------  ---------  -----------
Net assets available for
   benefits                     $293,831,567 $ 39,890,681  $5,715,668 $62,434,041 $2,820,411 $7,442,747 $412,135,115
                                ============ ============  ========== ===========  ========== ========== ============
        DECEMBER 31, 1999
Investments at fair value:
  Mutual funds                  $284,666,771 $       -     $4,886,151 $     -      $     -    $    -    $289,552,922
  Common or collective
    trust fund                                 43,256,949                                                 43,256,949
  Common stock                                                         50,687,165  2,451,771              53,138,936
  Loans to participants                                                                       6,876,226    6,876,226
                                ------------  -----------  ----------  ----------  ---------  ---------  -----------
Total investments                284,666,771   43,256,949   4,886,151  50,687,165  2,451,771  6,876,226  392,825,033

Receivables                            3,062           72          88         657                              3,879
                                ------------  -----------  ----------  ----------  ---------  ---------  -----------
 Net assets available
   for benefits                 $284,669,833 $ 43,257,021  $4,886,239 $50,687,822 $2,451,771 $6,876,226 $392,828,912
                                ============ ============  ========== =========== ========== ========== ============

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
VANGUARD MUTUAL FUNDS
DECEMBER 31, 2000 AND 1999

                                                              PARTICIPANT DIRECTED
                            -----------------------------------------------------------------------------
                                                           MONEY                                 INTER-     TOTAL
                                                           MARKET     INDEX 500   LONG-TERM     NATIONAL  VANGUARD
                               PRIMECAP    WELLINGTON     RESERVES    PORTFOLIO  U.S. TREASURY  GROWTH     MUTUAL
                                 FUND        FUND          FUND        FUND        BOND FUND     FUND       FUNDS

        DECEMBER 31, 2000
Investments at fair value:
  Mutual funds              $132,179,792  $45,226,364  $22,576,700  $71,877,467  $8,997,059  $12,954,324 $293,811,706

Receivables                        4,550        1,828        6,893        5,074         703          813       19,861
                            ------------  -----------  -----------  -----------  ----------  ----------- ------------
Net assets available for
    benefits                $132,184,342  $45,228,192  $22,583,593  $71,882,541  $8,997,762  $12,955,137 $293,831,567
                            ============  ===========  ===========  ===========  ==========  =========== ============

        DECEMBER 31, 1999
Investments at fair value:
  Mutual funds              $117,795,213  $50,655,152  $20,547,988  $77,869,998  $6,675,881  $11,122,539 $284,666,771

Receivables                          847          700          130        1,017         182          186        3,062
                            ------------  -----------  -----------  -----------  ----------  ----------- ------------
Net assets available for
    benefits                $117,796,060  $50,655,852  $20,548,118  $77,871,015  $6,676,063  $11,122,725 $284,669,833
                            ============  ===========  ===========  ===========  ==========  =========== ============

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                   Participant Directed
                                  ------------------------------------------------------------------------
                                    Vanguard     Collective   Growth and   Tosco   Phillips
                                   Mutual Funds    Income      Income      Stock   Petroleum      Loan
                                     (Page 5)       Fund       Fund        Fund    Stock Fund     Fund          Total

Additions to net assets attributed to:
 Investment income:
   Net appreciation (depreciation)
     in fair value of investments  $(14,066,462) $     -     $(333,037) $12,467,544   $515,319  $   -      $(1,416,636)
 Interest and dividends              16,746,265   2,558,814    775,558      476,576     71,058   602,203    21,230,474
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
 Total investment income              2,679,803   2,558,814    442,521   12,944,120    586,377   602,203    19,813,838
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
 Contributions:
   Employer                          20,150,462     825,210    626,499    4,522,029       -         -       26,124,200
   Participants                      23,561,525     973,301    733,693    5,407,512       -         -       30,676,031
   Rollovers                          3,102,068      88,505     96,708      172,270       -         -        3,459,551
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
 Total contributions                 46,814,055   1,887,016  1,456,900   10,101,811       -         -       60,259,782
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
 Assets transferred from/to
     related plan (Note 4)            4,625,002      33,352    172,846      412,485       -       41,815     5,285,500
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
Total additions                      54,118,860   4,479,182  2,072,267   23,458,416    586,377   644,018    85,359,120
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
Deductions from net assets
   attributed to:
 Benefits paid to participants       52,933,231   6,896,675    488,918    4,240,477    212,926 1,410,768    66,182,995
 Loan activity, net                     844,551      31,525     30,792      426,403       -   (1,333,271)         -
 Other, net                            (100,835)       -          (581)     (28,682)        20      -         (130,078)
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
Total deductions                     53,676,947   6,928,200    519,129    4,638,198    212,946    77,497    66,052,917
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
Net increase (decrease) before
      interfund transfers               441,913  (2,449,018) 1,553,138   18,820,218    373,431   566,521    19,306,203

Interfund transfers                   8,719,821    (917,322)  (723,709)  (7,073,999)    (4,791)     -             -
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
Net increase (decrease)               9,161,734  (3,366,340)   829,429   11,746,219    368,640   566,521    19,306,203

Net assets available for benefits,
      December 31, 1999             284,669,833  43,257,021  4,886,239   50,687,822  2,451,771 6,876,226   392,828,912
                                   ------------  ----------  ---------- -----------   --------  --------   ------------
 Net assets available for benefits,
      December 31, 2000            $293,831,567 $39,890,681 $5,715,668  $62,434,041 $2,820,411 $7,442,747 $412,135,115
                                   ============ =========== ==========  =========== ========== ========== ============-

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
VANGUARD MUTUAL FUNDS
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                    PARTICIPANT DIRECTED
                                      -------------------------------------------------------------------
                                                            MONEY                   LONG-       INTER-       TOTAL
                                                            MARKET   INDEX 500      TERM        NATIONAL    VANGUARD
                                     PRIMECAP  WELLINGTON   RESERVES  PORTFOLIO  U.S. TREASURY  GROWTH       MUTUAL
                                      FUND       FUND        FUND      FUND       BOND FUND      FUND        FUNDS

Additions to net assets
  attributed to:
 Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments $(5,146,929) $  339,330 $    -     $(7,823,064) $898,091 $(2,333,890) $(14,066,462)
   Interest and dividends           9,287,860   3,898,486  1,323,409     762,130   452,747   1,021,633    16,746,265
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
 Total investment income (loss)     4,140,931   4,237,816  1,323,409  (7,060,934)1,350,838  (1,312,257)    2,679,803
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
 Contributions:
   Employer                          7,740,298   2,693,036  1,979,537   5,809,579   649,080   1,278,932    20,150,462
   Participants                      9,743,867   3,064,638  1,419,922   7,070,157   679,052   1,583,889    23,561,525
   Rollovers                         1,583,410     294,374    319,324     704,957    45,943     154,060     3,102,068
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
 Total contributions                19,067,575   6,052,048  3,718,783  13,584,693 1,374,075   3,016,881    46,814,055
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
 Assets transferred from/to
   related plan (Note 4)             1,489,521     415,046    600,706   1,296,539    84,702     738,488     4,625,002
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
Total additions                     24,698,027  10,704,910  5,642,898   7,820,298 2,809,615   2,443,112    54,118,860
                                   -----------  ---------- ---------- ----------- --------- -----------  -------------
Deductions from net assets
   attributed to:
   Benefits paid to participants    28,047,005   7,193,498  4,227,609  11,570,222   830,374   1,064,523    52,933,231
   Loan activity, net                  345,267     169,467     45,358     232,697    31,626      20,136       844,551
   Other, net                          (48,938)    (23,084)   (28,804)        334      (443)        100      (100,835)
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
Total deductions                    28,343,334   7,339,881  4,244,163  11,803,253   861,557   1,084,759    53,676,947
                                    -----------  ---------- ---------- ---------- --------- -----------  -------------
Net increase (decrease)
   before interfund transfers       (3,645,307)  3,365,029  1,398,735  (3,982,955)1,948,058   1,358,353       441,913

Interfund transfers                 18,033,589  (8,792,689)   636,740  (2,005,519)  373,641     474,059     8,719,821
                                    -----------  ---------- ---------- ----------- --------- -----------   ------------
Net increase (decrease)             14,388,282  (5,427,660) 2,035,475  (5,988,474) 2,321,699   1,832,412     9,161,734

Net assets available for benefits,
   December 31, 1999               117,796,060  50,655,852 20,548,118  77,871,015  6,676,063  11,122,725   284,669,833
                                   -----------  ---------- ---------- ------------ ---------  -----------  -----------
Net assets available for benefits,
   December 31, 2000              $132,184,342 $45,228,192 $22,583,593 $71,882,541 $8,997,762 $12,955,137 $293,831,567
                                  ============ =========== =========== =========== ========== ===========  ============

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Tosco Corporation Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan’s provisions.

General
The Plan, established in 1976, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering eligible full-time employees of Tosco Corporation (the “Sponsor”) and subsidiaries. Highly compensated employees (employees who made more than $80,000 in 1999) can enroll in and contribute to the Plan after one continuous year of employment with the Sponsor. All other eligible employees can enroll in and contribute to the Plan in the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is being administered by the Vanguard Group (“Vanguard”). Vanguard is also maintaining the individual participant account records and serving as custodian for the Plan’s investments.

Contributions
Participants may contribute between 2 and 15 percent of their eligible compensation (up to $170,000 in 2000) to the Plan on a pre-tax basis, after-tax basis, or a combination of both, in one percent increments. Pre-tax contributions could not exceed $10,500 in 2000. After a participant has completed one year of continuous service, the Sponsor contributes an amount equal to the first 6% of compensation contributed by a participant during each pay period (the “Matching Contribution”). The Matching Contribution level is reduced from 100% to 75% if an employee has participated in the Plan for less than five years.

Also after the completion of one year of continuous service, the Sponsor makes additional non-matching contributions of 5% (the “Pension Contribution”) and 2% (the “Profit Sharing Contribution”) of eligible compensation (up to $170,000 in 2000) to certain participants. The Pension Contribution is made to certain eligible employees who do not participate in the Tosco Pension Plan, a defined benefit pension plan. The Profit Sharing Contribution is made to certain eligible employees, as defined by the Plan Agreement. The Pension Contribution and Profit Sharing Contribution are available for withdrawal when the participant retires or ceases employment with the Sponsor. Effective January 1, 1998, the Plan was amended so that the Profit Sharing Contribution will not be offered to employees who were not receiving the contribution as of December 31, 1997. Participants receiving the Profit Sharing Contribution as of December 31, 1997 will continue to receive the contribution.

Participant investment choice dictates the allocation of the Sponsor’s contributions. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is directly credited with the participant’s contribution and the Sponsor’s matching contribution. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant’s account based on the ratio of that participant’s account balance by investment fund to the total of the investment fund portion of all participants’ account balances. The benefit to which a participant is entitled to is solely that which can be provided from the participant’s account.

Vesting
Employees are immediately vested in their individual and in the Matching and Profit Sharing Contributions, including earnings thereon. Employees hired prior to January 1, 2000 are 100% vested in any Pension Contributions. Employees hired on or after January 1, 2000 become vested based on their years of service as follows:

         YEARS OF SERVICE                      PERCENT VESTED
            Fewer than 2                             0%
                2                                   25%
                3                                   50%
                4                                   75%
            5 or more                              100%

Loans to Participants
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate plus 1% on the origination date. A loan from the Plan will be made for up to the lesser of 100% of the participant’s pre-tax contributions or 50% of the participant’s total account balance, with a maximum of $50,000 and a minimum of $1,000. The maturity on these loans is not to exceed five years. The participants are required to pay all loan origination and administrative fees. All interest payments made under the terms of the loan will be credited to the participant’s account and not considered general earnings of the Plan. Participants’ loans are repaid through payroll deductions and are collateralized by the participants’ vested account balances. Loans outstanding are included in the loan fund in the accompanying financial statements.

Payment of Benefits
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the Plan. Married participants may not elect such other forms without the consent of their spouse. Any whole shares of stock in a participant’s stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

Administration Fees
All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor and are not reflected in the Plan’s financial statements.

2. Significant Accounting Policies

Basis of Presentation
The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Common and collective trust fund holdings are valued at contract value plus accrued income that approximates fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan’s statement of changes in net assets includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant’s current contribution designation. The characteristics of the different funds are as follows:

Primecap Fund
The Primecap Fund invests principally in a portfolio of common stocks of quality companies with perceived undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

Wellington Fund
The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund’s securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

Money Market Reserves Fund
The Money Market Reserves Fund invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

Index 500 Portfolio Fund
The Index 500 Portfolio Fund invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor’s Composite Stock Price Index).

Long-term U.S. Treasury Bond Fund
The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

International Growth Fund
The International Growth Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

Collective Income Fund
The Collective Income Fund represents a proportional share of the American Express Trust Income Fund III (the “Fund”) which invests in a diversified portfolio of fixed income securities, investment contracts, and money market instruments. The combination of the interest earned on investments, less American Express’ costs of administering the fund, determines the fund’s rate of return.

Growth and Income Fund
The Growth and Income Fund invests primarily in equity securities, including common stock and securities convertible to common stock, of financially strong companies that offer high growth rates at attractive valuations. The portfolio may also include dividend-paying equity securities, fixed income securities, and money market instruments.

Tosco Stock Fund
The Tosco Stock Fund invests primarily in Tosco Corporation Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

Phillips Petroleum Stock Fund
The Phillips Petroleum Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

Loan Fund
The Loan Fund represents amounts borrowed by participants against their individual accounts. All loans are collateralized by the participants’ account balance.

As of December 31, 2000 and 1999 the Plan investments were as follows:

                                                Number of       Fair Value
     December 31, 2000                        Participants       Per Unit        Fair Value
     -----------------                        ------------      -----------    -------------
     Vanguard mutual funds:
         Primecap Fund (a)                           4,977      $   60.38      $ 132,179,792
         Wellington Fund (a)                         2,557          28.21         45,226,364
         Money Market Reserves Fund (a)              1,784           1.00         22,576,700
         Index 500 Portfolio Fund (a)                4,278         121.86         71,877,467
         Long-term U.S. Treasury Bond Fund             939          10.90          8,997,059
         International Growth Fund                   1,761          18.87         12,954,324
     Collective Income Fund (a)                        825           1.00         39,889,398
     Growth and Income Fund                            911          13.62          5,715,101
     Tosco Stock Fund (a)                            4,091          40.37         62,431,450
     Phillips Petroleum Stock Fund                      14          66.03          2,820,411
     Loan Fund                                       1,125                         7,442,747
                                                                             ---------------
                                                                             $   412,110,813
                                                                             ===============

                                                Number of       Fair Value
     December 31, 1999                        Participants       Per Unit       Fair Value
     -----------------                        ------------      -----------  ----------------
     Vanguard mutual funds:
         Primecap Fund (b)                           3,852       $  62.07    $   117,795,213
         Wellington Fund (b)                         2,753          27.96         50,655,152
         Money Market Reserves Fund (b)              1,281           1.00         20,547,988
         Index 500 Portfolio Fund (b)                3,722         135.33         77,869,998
         Long-term U.S. Treasury Bond Fund             870           9.67          6,675,881
         International Growth Fund                   1,330          22.49         11,122,539
     Collective Income Fund (b)                        855          14.48         43,256,949
     Growth and Income Fund                            796          14.60          4,886,151
     Tosco Stock Fund (b)                            3,777          32.47         50,687,165
     Phillips Petroleum Stock Fund                      22          54.74          2,451,771
     Loan Fund                                       1,145                         6,876,226
                                                                             ---------------
                                                                              $  392,825,033
                                                                             ===============
(a)	This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 2000.

(b)	This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1999.

4. Assets Transferred from/to Related Plan

In connection with the acquisition of certain assets from Exxon Corporation and Mobil Oil Corporation (collectively “ExxonMobil”), certain participants in ExxonMobil qualified plans were allowed to transfer their balances into the Plan.

5. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, management believes that the Plan, as amended, is in compliance with the Code, therefore no provision for income taxes has been included in the Plan’s financial statements.

6. Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan’s assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

7. Party-In-Interest Transactions

Certain investments of the Plan are in shares of mutual funds managed by Vanguard. As Vanguard is the Plan’s administrator, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor’s Common Stock. These transactions also qualify as Party-In-Interest transactions.

During the year ended December 31, 2000, the Sponsor paid administrative expenses totaling $183,933 on behalf of the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2000 and 1999 as reflected in these financial statements to the amounts reflected in the Plan’s Form 5500:

                                                                                       2000            1999
                                                                                 -------------    --------------
     Net assets available for benefits as reported in the financial statements   $ 412,135,115    $  392,828,912
     Amounts allocated to withdrawing participants                                  (1,263,796)       (2,089,460)
                                                                                 --------------   ---------------
     Net assets available for benefits as reported in the Form 5500              $ 410,871,319    $  390,739,452
                                                                                 ===============  ===============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2000 as reflected in these financial statements to the amount reflected in the Plan’s Form 5500:

     Benefits paid to participants as reported in the financial statements       $  66,182,995
     Amount allocated to withdrawing participants at December 31, 2000               1,263,796
     Amount allocated to withdrawing participants at December 31, 1999              (2,089,460)
                                                                                 --------------
     Benefits paid to participants as reported in the Form 5500                  $  65,357,331
                                                                                 ==============

9. Subsequent Events

On February 4, 2001, the Board of Directors of Tosco adopted an agreement and plan of merger with Phillips Petroleum Company (“Phillips”). As a result of the merger, Tosco will become a wholly owned subsidiary of Phillips. The transaction is expected to close by the end of the third quarter of 2001. Tosco is currently assessing the impact the merger will have on the Plan.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

                                                                                                            Current
Identity of Issue, Borrower, Lessor or Similar Party         Description of Investment       Cost            Value

 (a) Vanguard / Primecap Fund                                 2,189,132 shares           $ 104,098,546   $ 132,179,792

 (a) Vanguard / Wellington Fund                               1,603,203 shares              42,989,856      45,226,364

 (a) Vanguard Money Market Reserves - Federal Portfolio       22,576,700 shares             22,576,700      22,576,700

 (a) Vanguard Index Trust - 500 Portfolio                     589,836 shares                57,769,458      71,877,467

 (a) Vanguard Fixed Income Fund - LT U.S. Treasury Portfolio  825,418 shares                 8,555,542       8,997,059

 (a) Vanguard International Growth Portfolio                  686,504 shares                13,445,907      12,954,324

     American Express Trust Income Fund III                   39,889,398 units              39,889,398      39,889,398

     Warburg Pincus Growth & Income Fund                      419,611 shares                 6,562,432       5,715,101

 (a) Tosco Stock Fund (b)                                     1,546,481 units               46,646,217      62,431,450

     Phillips Petroleum Stock Fund (c)                        42,714 units                     882,415       2,820,411

     Loans to Participants                                    Interest rates from 7% to
                                                              10% and maturities through     7,442,747       7,442,747
                                                              2005                                       -------------
                                                                                                         $ 412,110,813
                                                                                                         =============
(a) (b) (c)	Investment qualifies as a party-in-interest for the Plan. Consists primarily of Tosco Corporation common stock. Consists primarily of Phillips Petroleum Company common stock.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated June 26, 2001 relating to the financial statements and supplemental schedule of the Tosco Corporation Capital Accumulation Plan at December 31, 2000 and 1999, and for the year ended December 31, 2000, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 28, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2001	TOSCO CORPORATION
(Registrant)
TOSCO CORPORATION
CAPITAL ACCUMULATION PLAN

By: /s/ Wanda Williams
             (Wanda Williams)
             Vice President - Human Resources

By: /s/ Randall S. Schultz
              (Randall S. Schultz)
Plan Administrator